GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715





05008726

RECEIVED
2005 JUN -8 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 May 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, New GKN PLC

GKN plc
- **Transaction in own shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. Miles

pp **Sandie De Ritter**

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

Enc

dlw 6/9

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 24 May 2005 it purchased 500,000 of its ordinary shares at a price of 249.85p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 21,875,000 of its ordinary shares in Treasury and has a total of 717,662,900 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
24 May 2005